                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SEMPRA ENERGY
        (Name Of Subject Company (issuer) and Filing Person (offeror))


                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   816851109
                     (CUSIP Number of Class of Securities)


                              JOHN R. LIGHT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 SEMPRA ENERGY
                                101 ASH STREET
                          SAN DIEGO, CALIFORNIA 92101-3017
                                (619) 696-2034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   COPY TO:
                            BARRY M. CLARKSON, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                 ---------------------                                         --------------------
                     $720,000,000                                                    $144,000

*     For the purpose of calculating the filing fee only, this amount is based on  the purchase of 36,000,000 shares of common stock at the maximum tender offer price of $20.00 per share.

[ ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:             Not applicable.          Filing party:           Not applicable.
         Form or Registration No.:           Not applicable.          Date Filed:             Not applicable.

[ ]     Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]     third-party tender offer subject to Rule 14d-1       [ ]     going private transaction subject to Rule 13e-3
[X]     issuer tender offer subject to Rule 13e-4            [ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

         This Tender Offer Statement on Schedule TO relates to the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $[_____] nor less than $[_____] per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO.


ITEM 12. EXHIBITS.

         (a)(1)(i)      Offer to Purchase.

         (a)(1)(ii)     Letter of Transmittal.

         (a)(1)(iii)    Notice of Guaranteed Delivery.

         (a)(1)(iv) Letter to shareholders from Richard D. Farman, Chairman and Chief Executive Officer of Sempra, dated January 26, 2000.

         (a)(1)(v) Letter to participants in the Sempra Energy and Subsidiary Savings Plans from Richard D. Farman, Chairman and Chief Executive Officer of Sempra, dated January 26, 2000.

         (a)(1)(vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(vii) Letter to Participants in the Sempra Energy and Subsidiary Savings Plans.

         (a)(2)         Not applicable.

         (a)(3)         Not applicable.

         (a)(4)         Not applicable.

         (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(5)(iii)    Summary Advertisement dated January 26, 2000.

         (a)(5)(iv)     Press Release dated January 26, 2000.

         (a)(5)(v)      Teleconference Script.

         (a)(5)(vi)     Presentation Materials.

         (a)(5)(vii) Pages 23 through 24 and Exhibit 13, inclusive, of Sempra's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to Sempra's Annual Report on Form 10-K filed with the Commission on March 9, 1999).

         (a)(5)(viii)   Pages 1 through 7 and Exhibit 12.1, inclusive, of
                        Sempra's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (incorporated by reference to Sempra's Quarterly Report on Form 10-Q filed with the
                        Commission on November 12, 1999).

         (b)            Not applicable.

         (d)            Not applicable.

         (g)            Not applicable.

         (h)            Not applicable.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 26, 2000                      SEMPRA ENERGY


                                        By:    /s/ John R. Light
                                           -------------------------------
                                           Name:   John R. Light
                                           Title:  Executive Vice President and
                                                   General Counsel

                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER             DESCRIPTION
     ------             -----------

     (a)(1)(i)          Offer to Purchase.

     (a)(1)(ii)         Letter of Transmittal.

     (a)(1)(iii)        Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter to shareholders from Richard D. Farman, Chairman and Chief Executive Officer of Sempra, dated January 26, 2000.

     (a)(1)(v) Letter to participants in the Sempra Energy and Subsidiary Savings Plans from Richard D. Farman, Chairman and Chief Executive Officer of Sempra, dated January 26, 2000.

     (a)(1)(vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vii) Letter to Participants in the Sempra Energy and Subsidiary Savings Plans.

     (a)(2)             Not applicable.

     (a)(3)             Not applicable.

     (a)(4)             Not applicable.

     (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(5)(iii)        Summary Advertisement dated January 26, 2000.

     (a)(5)(iv)         Press Release dated January 26, 2000.

     (a)(5)(v)          Teleconference Script.

     (a)(5)(vi)         Presentation Materials.

     (a)(5)(vii) Pages 23 through 24 and Exhibit 13, inclusive, of Sempra's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to Sempra's Annual Report on Form 10-K filed with the Commission on March 9, 1999).

     (a)(5)(viii)       Pages 1 through 7 and Exhibit 12.1, inclusive, of
                        Sempra's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (incorporated by reference to Sempra's Quarterly Report on Form 10-Q filed with the
                        Commission on November 12, 1999).

     (b)                Not applicable.

     (d)                Not applicable.

     (g)                Not applicable.

     (h)                Not applicable.